FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release issued by S&P Global Ratings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 12, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager

Item 1

'BBB-' Rating On Senior Bonds By ICICI Bank's Bahrain Branch Affirmed; Off Watch Negative

Primary Credit Analyst:

Amit Pandey, Singapore (65) 6239-6344; amit.pandey@spglobal.com

Secondary Contact:

Deepali V Seth Chhabria, Mumbai (91) 22-3342-4186; deepali.seth@spglobal.com

SINGAPORE (S&P Global Ratings) July 11, 2016--S&P Global Ratings today affirmed its 'BBB-' long-term issue ratings on the senior unsecured bonds issued by the Bahrain branch of ICICI Bank Ltd. (foreign currency:

BBB-/Stable/A-3). We removed the ratings from CreditWatch, where they were placed with negative implications on Feb. 22, 2016.

At the same time, we raised the Greater China regional scale rating on ICICI Bank's CNY600 million 4% bonds maturing 2017 to 'cnA-' from 'cnBBB+', and removed it from CreditWatch, where it was placed with developing implications on Feb. 22, 2016.

Australian-dollar- and Chinese renminbi-denominated irrevocable and unconditional standby letters of credit (SBLCs) provided by the DIFC branch of ICICI Bank support these bonds.

We have equalized the ratings on the bonds with the ratings on ICICI Bank. This reflects our opinion that the credit quality of these bonds has improved because we view the SBLC provider as an additional source of repayment and assume that the trustee will deliver the demand notice in time. The SBLCs are irrevocable, unconditional, and provide timely and sufficient coverage for the bonds' principal and interest repayment obligations, in our view. The SBLCs mitigate exposure to ICICI Bank's Bahrain branch by substituting the credit risk of the SBLC provider in its place.

The 'cnA-' Greater China regional scale rating on the bonds is in line with

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'BBB-' Rating On Senior Bonds By ICICI Bank's Bahrain Branch Affirmed; Off Watch Negative

our long-term foreign currency issuer credit rating on ICICI Bank. Ratings List

Upgraded; Removed From CreditWatch Developing

To	From

Greater China Regional Scale Issue Ratings
ICICI Bank CNY600 mil, 4.00% due 2017	cnA-	cnBBB+/Watch Dev

Ratings Affirmed; Removed From CreditWatch Negative

ICICI Bank CNY600 mil, 4.00% due 2017	BBB-	BBB-/Watch Neg
ICICI Bank A$150 mil, 6.125% due 2019	BBB-	BBB-/Watch Neg

RELATED CRITERIA AND RESEARCH

Related Criteria

•	General Criteria: Methodology And Assumptions For Analyzing Letter Of Credit-Supported Debt - February 20, 2015

•	General Criteria: S&P Global Ratings' National And Regional Scale Mapping Tables - June 01, 2016

•	General Criteria: National And Regional Scale Credit Ratings - September 22, 2014

•	General Criteria: Group Rating Methodology - November 19, 2013

•	Criteria - Financial Institutions - Banks: Bank Hybrid Capital And Nondeferrable Subordinated Debt Methodology And Assumptions - January 29, 2015

•	Criteria - Financial Institutions - Banks: Assessing Bank Branch Creditworthiness - October 14, 2013

•	Criteria - Financial Institutions - Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions - July 17, 2013

•	Criteria - Financial Institutions - Banks: Revised Market Risk Charges For Banks In Our Risk-Adjusted Capital Framework - June 22, 2012

•	Criteria - Financial Institutions - Banks: Banks: Rating Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Banking Industry Country Risk Assessment Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Bank Capital Methodology And Assumptions - December 06, 2010

•	Criteria - Financial Institutions - Banks: Commercial Paper I: Banks - March 23, 2004

•	General Criteria: Use Of CreditWatch And Outlooks - September 14, 2009

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further

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'BBB-' Rating On Senior Bonds By ICICI Bank's Bahrain Branch Affirmed; Off Watch Negative

information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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